As filed with the Securities and Exchange Commission on May 23, 2000
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                 ---------------
                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                 ---------------
                               DRYPERS CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

                                 ---------------
                DELAWARE
    (State or other jurisdiction of                   76-0344044
     incorporation or organization)       (I.R.S. Employer Identification No.)

                         5300 MEMORIAL DRIVE, SUITE 900
                              HOUSTON, TEXAS 77007
                                 (713) 869-8693

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 ---------------
                    WALTER V. KLEMP, CHIEF EXECUTIVE OFFICER
                               DRYPERS CORPORATION
                         5300 MEMORIAL DRIVE, SUITE 900
                              HOUSTON, TEXAS 77007
                                 (713) 869-8693

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 With copies to:
                               ROBERT F. GRAY, JR.
                            FULBRIGHT & JAWORSKI LLP
                            1301 MCKINNEY, SUITE 5100
                              HOUSTON, TEXAS 77010
                                 (713) 651-5151

                                 ---------------

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

       If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                 ---------------

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                                                PROPOSED              PROPOSED
                                        AMOUNT                  MAXIMUM                MAXIMUM
      TITLE OF EACH CLASS OF             TO BE               OFFERING PRICE           AGGREGATE                  AMOUNT OF
   SECURITIES TO BE REGISTERED        REGISTERED              PER SHARE(1)         OFFERING PRICE            REGISTRATION FEE
--------------------------------- -------------------- ---------------------- -------------------------- --------------------------
          Common Stock,
         $.001 par value           1,000,000 shares              $1.8125             $1,812,500                 $478.50
===================================================================================================================================

(1) Estimated in accordance with Rule 457(c) solely for purposes of calculating the registration fee on the basis of the average of the high and low prices of the Common Stock as reported on the Nasdaq SmallCap Market on May 18, 2000.

                                 ---------------

       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID
SECTION 8(A) MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. These securities may not be sold nor may offers to buy be accepted before the time this prospectus is delivered in final form. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                    Subject to completion dated May 23, 2000

                                 [DRYPERS LOGO]

   PROSPECTUS

                               DRYPERS CORPORATION

                                1,000,000 SHARES
                         COMMON STOCK, ($.001 PAR VALUE)

       This prospectus has been prepared for us in connection with the issuance of shares of our common stock to satisfy a contingent obligation we have in conjunction with our 1998 acquisition of PrimoSoft, a Malaysian manufacturer of disposable baby diapers. As part of that transaction, we issued shares of our common stock in a private transaction as part of the consideration paid to the PrimoSoft sellers. In the agreement with the PrimoSoft sellers, we guaranteed the value of those shares of our common stock at $7.00 per share. Because the market price of our common stock dropped in the year during which the PrimoSoft sellers were required to hold our shares under federal securities laws, we are required to make up the difference between the market price and the guaranteed price. We have elected to do so in additional shares of our common stock that are being offered in this prospectus.

       Our common stock is traded on the Nasdaq SmallCap Market under the symbol DYPR. On May 22, 2000, the last reported sales price for our common stock as reported on the Nasdaq SmallCap Market was $1.8125 per share. We will receive no proceeds from the issuance of the shares offered in this prospectus and will bear expenses incident to their registration.

       You should consider carefully the risk factors beginning on page 2 in this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

             The date of this prospectus is        , 2000.

                                TABLE OF CONTENTS

Forward-Looking Statements................................................2
Risk Factors..............................................................2
The Company...............................................................5
Description of the Transaction............................................6
Description of Capital Stock..............................................6
Use of Proceeds...........................................................8
Plan of Distribution......................................................8
Legal Matters.............................................................8
Experts...................................................................8
Available Information.....................................................8
Incorporation of Documents by Reference...................................9

                           FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements about our markets, the demand for our products and services and our future results. These statements are based on certain assumptions that we consider to be reasonable. The following are the primary factors that have a direct bearing on our results of operations and financial condition:

      o     currency fluctuations,
      o     currency devaluation,
      o     currency restriction,
      o     leverage and debt service,
      o     competitive industry,
      o     excess capacity over demand,
      o     price changes by competitors,
      o     dependence on key products and acceptance of product innovation,
      o     cost of certain raw materials,
      o     intellectual property risks,
      o     technological changes, and
      o     covenant limitations.

      You should only rely on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                                  RISK FACTORS

       When deciding whether or not to purchase the securities, you should carefully consider the risks contained in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 1999, incorporated into and attached to this prospectus. You should also consider the following risks associated with an investment in the securities:

      LEVERAGE AND DEBT SERVICE. We are highly leveraged. Our ability to meet our debt service obligations and to reduce our total debt will depend on our future performance, which will be subject to general economic conditions and financial, business and other factors affecting our operations, many of which we do not control. There can be no assurance that our business will continue to generate cash flow at or above current levels. If we cannot generate sufficient cash flow from operations in the future to service our debt, we may need to refinance all or a portion of our existing debt or obtain additional financing. There can be no assurance that any such financing could be obtained on terms acceptable to us, if at all. We do, however, believe that we will be able to meet our anticipated cash requirements for 2000, including working capital, capital expenditures, debt service, and acquisitions.

      COMPETITIVE INDUSTRY. We experience substantial competition from a number of producers of disposable baby diapers and training pants, including larger manufacturers of the leading national brands and other private label manufacturers. A number of these producers have substantially greater manufacturing, marketing and financial resources than we do and thus are able to exert significant influence on the worldwide markets in which they compete. Actions by our competitors could have a material adverse effect on our results of operations and financial condition.

      PRICE CHANGES BY COMPETITORS. The disposable diaper industry is characterized by substantial price competition, which is effected through price changes, product count changes and promotions. Typically, because of their large market share, one of our larger competitors initiates such pricing changes. We may respond to these pricing changes with changes to our own prices, product counts or promotional programs. The process of fully implementing such changes may require a number of months and our operating results may be adversely affected. For example, during the third quarter of 1997 and first three quarters of 1998, price competition by Procter & Gamble adversely impacted our operations in Puerto Rico and Mexico, respectively. There can be no assurance that future price or product changes by our larger competitors will not have a material adverse effect on our operations or that we will be able to react with price or product changes of our own to maintain our current market position. In addition, there can be no assurance that the major producers of private label diapers will not price or position their products in such a manner as to have a material adverse effect on our operations.

      DEPENDENCE ON KEY PRODUCTS AND ACCEPTANCE OF PRODUCT INNOVATIONS. Our DRYPERS premium brand diapers and training pants accounted for 52.3%, 47.6% and 44.5% of our net sales for 1997, 1998 and 1999, respectively. We have made substantial investments in manufacturing equipment and processes for these products. In addition, from time to time we have introduced product innovations that are incorporated into all of our premium products. We substantially depend on the continued success of sales of these products and customer acceptance of our product innovations. A number of factors could materially reduce sales of our products, or the profitability of such sales, including actions by our competitors, shifts in consumer preferences or the lack of acceptance of our product innovations. There can be no assurance that in the future such factors will not have a material adverse effect on our operations.

      COSTS OF CERTAIN RAW MATERIALS. Raw materials, especially pulp, superabsorbent polymers and polypropylene nonwoven fabric, are significant components of our products and packaging. An industry-wide shortage or a significant increase in the price of any of these components could adversely affect our ability to maintain our profit margins if price competition does not permit us to increase our prices.

      INTERNATIONAL OPERATIONS; CURRENCY FLUCTUATIONS, DEVALUATIONS AND RESTRICTIONS. We currently have operations in Argentina, Mexico, Brazil, Singapore, Malaysia, Colombia and Germany. The success of our sales to, operations in and expansion into international markets depends on numerous factors, many of which we do not control. Such factors include economic conditions in the foreign countries in which we sell our products. In addition, international operations and expansion may increase our exposure to certain common risks in the conduct of business outside the United States, including currency exchange rate fluctuations, restrictions on the repatriation of profits and assets, compliance with foreign laws and standards, political risks and risks of increases in duties, taxes and governmental royalties. Moreover, the level of our exports are impacted by the relative strength or weakness of the U.S. dollar. Other than the United States, each country in which we operate has experienced political and economic instability in recent years. Moreover, as recent events in the Latin American region have demonstrated, negative economic or political developments in one country in the region can lead to or exacerbate economic crises elsewhere in the region. The economies of Latin America are characterized by extensive government intervention in the economy; inflation and, in some cases, hyperinflation; difficulty in raising prices for our products; currency devaluations, fluctuations, controls and shortages; and troubled and insolvent financial institutions. Any of the foregoing could have a material adverse effect on our operations.

      INTELLECTUAL PROPERTY RISKS. Our larger branded competitors normally seek U.S. and foreign patent protection for the product enhancements they develop. We believe we have been able to introduce product features comparable to those introduced by our competitors by using manufacturing methods or materials that are not protected by patents, although there can be no assurance that we can continue to do so in the future. To the extent we are not able to introduce comparable products on a timely basis, our financial position and results of operations could be materially adversely affected.

      In addition, from time to time we have received, and may receive in the future, communications from third parties, asserting that our products, trademarks, designs, labels or packaging infringe upon such third parties' intellectual property rights. There can be no assurance that third parties will not successfully assert claims against us with respect to existing or future products or packaging. Should we be found to infringe on the intellectual property rights of others, we could be required to cease use of certain products, trademarks, designs, labels or packaging or pay damages to the affected parties, any of which could have a material adverse effect on our operations. Substantial costs also may be incurred by us in redesigning its labels or packaging, in selecting and clearing new trademarks or in defending any legal action.

      TECHNOLOGICAL CHANGES. The disposable diaper industry is subject to frequent technological innovations, our larger branded competitors having been the leaders in product design and development historically. The large research and development departments of these companies have developed most of the important product enhancements in the disposable baby diaper industry in the past several years. We believe that by working closely with our suppliers, distributors and other industry participants we have been able to introduce product enhancements comparable to those introduced by our competitors when needed to maintain our competitive position, although there can be no assurance that we will be able, or will have adequate resources, to do so in the future. To the extent we are not able or do not have adequate resources to introduce comparable products on a timely basis, our financial position and results of operations could be materially adversely affected.

      COVENANT LIMITATIONS. Our debt and operating lease agreements contain numerous financial and operating covenants that limit the discretion of our management with respect to certain business matters. These covenants place significant restrictions on, among other things, our ability to incur additional debt, to create liens or other encumbrances, to pay dividends and make other investments and restricted payments, to sell or otherwise dispose of assets and to merge or consolidate with other entities. Our credit facility also requires us to meet certain financial ratios and tests. A failure to comply with the obligations contained in such debt agreements could result in an event of default thereunder, which could result in acceleration of the related debt and the acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions. The effects of any such default or acceleration could have a material adverse effect on our financial position or results of operations.

      DEPENDENCE ON KEY PERSONNEL. We believe that our continued success will depend to a significant extent upon the abilities and continued efforts of our senior management. The loss of the services of any one or more of such key personnel could have an adverse effect on us and there can be no assurance that we would be able to find suitable replacements for such key personnel. We have employment agreements with certain of our senior executives. We do not maintain key man life insurance on any of our executives.

                                   THE COMPANY

GENERAL

      Drypers Corporation was incorporated under the laws of the State of Delaware on March 20, 1991. Its principal executive offices are located at 5300 Memorial, Suite 900, Houston, Texas 77007 and its telephone number is (713) 869-8693. Drypers Corporation and its subsidiaries are collectively referred to in this prospectus as "Drypers", "we" and "our".

BUSINESS

      We are a leading manufacturer and marketer of premium quality, value-priced disposable baby diapers, training pants and pre-moistened baby wipes. Our products are sold under the DRYPERS brand name in the United States and under the DRYPERS and other brand names internationally. Currently, we are the third largest producer of branded disposable baby diapers in the United States and Latin America. We also manufacture and sell lower-priced diapers under other brand names internationally, as well as private label diapers, training pants and pre-moistened baby wipes. Our DRYPERS brand is the fourth largest selling diaper brand in the United States and the second largest selling training pant brand in U.S. grocery stores.

      On the branded side of the business, we target the value segment of the U.S. diaper market by offering products with features and quality comparable to the premium-priced national brands at generally lower prices. Our products are positioned to provide enhanced profitability for retailers and better value to consumers. We continually seek to expand our extensive grocery store sales and distribution network, while increasing our penetration of the mass merchant and drugstore chain markets, in order to capture a greater share of the U.S. diaper market. In 1998, we began our first-ever national television campaign. As a result of this campaign, in 1998, we began with test distribution in two national mass merchants, Wal-Mart and Kmart. In April 1999, we gained national distribution of our branded disposable diapers into all 1,500 Big Kmart stores across the country. In September 1999, we expanded our worldwide relationship with Wal-Mart to include production of private label diapers in the U.S.

      We are the sixth largest diaper producer in the world. Since 1993, we have significantly expanded our international presence, competing in the lower-priced branded and private label categories. Through a series of start-ups and acquisitions, we currently produce diapers in Puerto Rico, Argentina, Mexico, Brazil, Malaysia and Colombia. We were selected by Wal-Mart International to be its appointed private label supplier of disposable diapers to Wal-Mart stores throughout Latin America (which are currently located in Argentina, Brazil and Mexico) and Puerto Rico, and we also supply DRYPERS branded products to Wal-Mart stores in these markets. In 1998, we gained distribution in the Wal-Mart stores in China, Canada and Germany. With the financial crisis in Brazil in early 1999, our South American operations significantly decreased in profitability. In Brazil, we focused on increasing margins on our products to offset the negative impact caused by the financial crisis on dollar based raw materials. In response to the related impact on Argentina's economy, we have restructured our operations there, moving capacity to more profitable operations throughout the world, and are focused on returning our operations back to profitability. We intend to continue to expand our operations in Mexico, Malaysia, Europe and Colombia and are actively seeking further expansion opportunities through acquisitions, joint ventures or other arrangements worldwide.

RECENT DEVELOPMENTS

   On April 19, 2000, we entered into a letter of intent to form a new subsidiary in Mexico with Copamex, S.A. de C.V. ("Copamex"), the second largest consumer paper products company in Mexico. The new subsidiary will be owned 50.1% by us and the remaining 49.9% by Copamex. We will contribute our current Mexican operations to the new subsidiary. We are also selling to Copamex a license to use certain patents in Mexico as part of the proposed transaction. Under the proposed transaction, we will manage existing Mexican manufacturing operations while Copamex will manage sales and distribution throughout Mexico. This transaction is expected to close in May 2000 and should generate in excess of $13.0 million in cash before taxes to Drypers. The transaction is subject to, among other things, completion of financial and legal due diligence, the execution and delivery of a definitive agreement and other documentation, and the receipt of necessary bank, board of director and governmental approvals.

                         DESCRIPTION OF THE TRANSACTION

      Effective September 11, 1998, we acquired certain assets and assumed certain liabilities of PrimoSoft, a Malaysian manufacturer of disposable baby diapers, for approximately $2,825,000 of common stock (403,571 shares issued in a private transaction on September 11, 1998) and approximately $10,290,000 in cash. The acquisition was accounted for as a purchase, and the purchase price was allocated to the acquired assets and liabilities assumed based on their estimated fair values (current assets of $2,618,000, property and equipment of $3,093,000 and liabilities of $257,000). The consideration paid for PrimoSoft exceeded the estimated fair market value of the net tangible assets acquired by approximately $7,661,000 and this excess was recorded as goodwill.

      In the agreement with the PrimoSoft sellers, we guaranteed the value of the shares of our common stock issued to them at $7.00 per share. Because the market price of our common stock dropped in the year during which the PrimoSoft sellers were required to hold our shares under federal securities laws, we are required to make up the difference between the market price and the guaranteed price. We have elected to do so in additional shares of our common stock that are being offered in this prospectus.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

      Our authorized capital stock consists of 30,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of senior preferred stock, par value $.01 per share.

      As of April 14, 2000, 17,762,533 shares of common stock were held by 364 stockholders of record, and no shares of senior preferred stock were outstanding. As of April 14, 2000, a total of 4,173,320 shares of common stock were reserved for issuance upon the exercise of stock options pursuant to our stock option plans and agreements and a total of 260,808 shares of common stock were reserved for issuance upon the exercise of warrant agreements entered into by us.

COMMON STOCK

        The holders of the common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. Upon our liquidation, dissolution or winding up, the holders of the common stock are entitled to share ratably in the distribution of assets remaining after payment of all of our liabilities after giving effect to the rights of any holders of our senior preferred stock, if any. Dividends are payable to the holders of the common stock either in cash, property or securities held by us. The holders of common stock have no preemptive rights, conversion rights or cumulative voting rights and there are no redemption or sinking fund provisions with respect to the common stock. The holders of common stock are not able to act by written consent. The shares of common stock outstanding are fully paid and nonassessable. We are subject to certain restrictions on payments to the holders of common stock under the provisions of the indenture relating to our 10 1/4% Senior Notes and our revolving credit facility. Our bylaws provide that special meetings of stockholders may be called only by our board of directors.

      Each share of common stock entitles the holder to one vote at all meetings of our stockholders. The affirmative vote of the holders of at least eighty percent of the outstanding shares of common stock is required to

      o approve a merger or similar reorganization if the other party already owns or controls five percent of the outstanding common stock and our board of directors has not approved the transaction,

      o amend the foregoing and certain other provisions of our certificate of incorporation,

      o  amend our by-laws, and

      o increase or decrease the size of our board of directors or remove one of our directors without cause.

      The affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock is required to

      o  amend the remaining provisions of our certificate of incorporation,

      o approve a merger, similar reorganization or certain other transactions involving us, and

      o  dissolve us.

PREFERRED STOCK

      Preferred stock may be issuable in one or more series from time to time at the discretion of our board of directors. Our board of directors is authorized to fix the designations, relative rights, preferences, qualifications, restrictions and limitations of each series of preferred stock. The issuance of preferred stock could be used as an "antitakeover" device without requiring further action on the part of the holders of common stock.

STOCKHOLDERS RIGHTS AGREEMENT

      We have a stockholders rights agreement to protect against coercive or unfair takeover tactics. Under the terms of the agreement, we distributed to our stockholders one right for each share of common stock held. Each right entitles the holder to purchase one share of common stock for $75 per share, subject to adjustment, or, under certain circumstances, our stock or stock of the acquiring entity for half of its market value. The rights are exercisable only if a person or group acquires fifteen percent or more of the common stock or makes a tender offer for fifteen percent or more of the common stock. The rights will expire on December 15, 2004.

LIMITATION OF DIRECTOR LIABILITY

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND DELAWARE LAW

      Our certificate of incorporation limits the liability of our directors and officers to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of directors' fiduciary duty as a director, except for

      o  any breach of the director's duty of loyalty to us or our stockholders,

      o acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law,

      o breaches under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions, or

      o any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation also provides for our board of directors to be divided into three classes of directors serving three-year terms.

INDEMNIFICATION

      We have entered into an indemnity agreement with each of our officers and directors contractually obligating us to indemnify each of them to the fullest extent permitted by Delaware law.

TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, Inc.

                                 USE OF PROCEEDS

      We will receive no portion of the proceeds of the sale of the shares offered in this prospectus, and will bear expenses in conjunction with registration of these shares.

                              PLAN OF DISTRIBUTION

       As described in the section called "Description of the Transaction" above, these shares are being registered to satisfy a contingent obligation that we have to the PrimoSoft sellers, and will be issued to them upon effectiveness of this registration statement.

                                  LEGAL MATTERS

      The legality of the common stock being offered by this prospectus will be passed upon by the law firm of Fulbright & Jaworski L.L.P., Houston, Texas.


                                     EXPERTS

      The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                              AVAILABLE INFORMATION

       We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in compliance with this act, file periodic reports and other information with the Securities and Exchange Commission. These reports and the other information we file with the SEC can be inspected and copied at the public reference facilities maintained by the SEC in Washington, D.C. at 450 Fifth Street, NW, Washington, DC 20549 and at some of its regional offices which are located in the New York Regional Office, Seven World Trade Center, Suite 1300, New York, NY 10048, and the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the SEC maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants like us that file electronically with the SEC at the following Internet address: (http://www.sec.gov).

      We have filed with the SEC a registration statement on Form S-2 under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, as permitted by the rules and regulations of the SEC.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

      The following documents filed with the SEC accompany this prospectus and are incorporated in this prospectus by reference:

      Annual Report on Form 10-K of Drypers for the fiscal year ended December 31, 1999.

      Quarterly Report on Form 10-Q of Drypers for the three months ended March 31, 2000.

      Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      We will provide without charge to each person, including to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been referenced in this prospectus other than exhibits to these documents. Requests for these copies should be directed to our Investor Relations Department, Drypers Corporation, 5300 Memorial, Suite 900, Houston, Texas 77007, telephone number (713) 869-8693.

                                     PART II

                     Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution

      SEC Registration Fee........................... $ 478.50
      Accounting Fees and Expenses (1)...............
      Legal Fees and Disbursements (1)...............
      Miscellaneous Expenses (1).....................
                                                      --------
      Total Expenses................................. $ 478.50
                                                      ========

----------
(1) To be filed by amendment.

Item 15. Indemnification of Directors and Officers

      We have authority under Section 145 of the General Corporation Law of the State of Delaware to indemnify our officers, directors, employees and agents to the extent provided in such statute. Article Ninth of our Restated Certificate of Incorporation and Article VIII of our Bylaws provide for the indemnification of our officers, directors, employees and agents.

      Section 102 of the General Corporation Law of the State of Delaware permits the limitation of directors' personal liability to the corporation or our stockholders for monetary damages for breach of fiduciary duties as a director except for (i) any breach of the director's duty of loyalty to the company or our stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) breaches under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions and
(iv) any transaction from which the director derived an improper personal benefit. Article Ninth of our Restated Certificate of Incorporation limits a directors' personal liability to the extent permitted by Section 102.

      Article VIII of our Bylaws provides that we maintain insurance, at our expense, to protect ourselves and any of our directors, officers, employees or agents or any person serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against and incurred by such person, or arising out of such person's status as such, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law. Pursuant to this provision, we currently maintain directors and officers insurance.

      We have entered into an indemnity agreement with each of our officers and directors contractually obligating us to indemnify such persons to the fullest extent permitted by General Corporation Law of the State of Delaware. In these agreements, we agreed that (i) the indemnification obligations under our Certificate of Incorporation and Bylaws constitute binding contractual obligations to each of our officers and directors and (ii) the amendment or repeal of those provisions will not affect the rights of officers and directors relating to services occurring prior to such amendment or repeal.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provision, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16. Exhibits

 **4.1   - Form of Common Stock Certificate (Filed as Exhibit 4.2 to Form S-1
           filed January 26, 1994, Registration Statement No. 33-74436).
 **4.2   - Forms of Warrants (Filed as Exhibit 4.37 to Form S-1 Filed October
           8, 1993, Registration Statement No. 33-70098).
**+4.3   - Form of Nonqualified Stock Option Agreement, as amended, entitling the persons listed on Schedule 4.9 to purchase an aggregate of 125,000 shares of Common Stock (Filed as Exhibit 4.9 to Amendment No. 1 to Form S-1 filed February 17, 1994, Registration Statement No. 33-74436).
**+4.4   - Form of Nonqualified Stock Option Agreement, as amended, entitling the persons listed on Schedule 4.10 to purchase an aggregate of 93,750 shares of Common Stock (Filed as Exhibit 4.10 to Amendment No. 1 to Form S-1 filed February 17, 1994, Registration Statement No. 33-74436).
**+4.5   - Form of Nonqualified Stock Option Agreement dated April 9, 1993, entitling the persons listed on Schedule 4.11 to purchase an aggregate of 71,875 shares of Common Stock (Filed as Exhibit 4.11 to Form S-1 filed January 26, 1994, Registration Statement No. 33-74436).
**+4.6   - Form of Nonqualified Stock Option Agreement dated October 1, 1992, entitling the persons listed on Schedule 4.13 to purchase an aggregate of 45,000 shares of Common Stock (Filed as Exhibit 4.13 to Form S-1 filed January 26, 1994, Registration Statement No. 33-74436).
**+4.7   - Form of Nonqualified Stock Option Agreement dated December 31,
           1993, entitling the persons listed on Schedule 4.16 to purchase an aggregate of 31,250 shares of Common Stock (Filed as Exhibit 4.16 to Form S-1 filed January 26, 1994, Registration Statement No. 33-74436).
 **4.8   - Form of Investment and Stock Registration Agreement dated November
           10, 1992, by and among the Company and the persons listed on Schedule
           4.34 attached thereto (Filed as Exhibit 4.34 to Form S-4 filed November 20, 1992, Registration Statement No. 33-54810).
 **4.9   - Rights Agreement dated January 20, 1995 by and between Drypers
           Corporation and ChaseMellon Shareholder Services, L.L.C. (Filed as
           Exhibit 4.20 to Form 10-K filed March 31, 1997, Commission File No. 0-23422).
**4.10   - Rights Agreement Amendment dated as of February 26, 1996, by and between Drypers Corporation and ChaseMellon Shareholder Services, L.L.C. (Filed as Exhibit 4.20 to Form 10-K filed March 31, 1997, Commission File No. 0-23422).
**4.11   - Indenture dated as of June 15, 1997, between Drypers Corporation and Bankers Trust Company, as Trustee (Filed as Exhibit 4.1 to Form 10-Q filed August 12, 1997, Commission File No. 0-23422).
**4.12   - First Supplemental Indenture dated as of March 6, 1998, between
           Drypers Corporation and Bankers Trust Company, as Trustee. (Filed as
           Exhibit 4.16 to Form 10-K filed March 20, 1998, Commission File No. 0-23422).
***5.1   - Opinion of Fulbright & Jaworski LLP regarding common stock.
**+10.1  - Form of Indemnity Agreement dated August 2, 1991, by and between the Company and the persons listed on Schedule 10.1 (Filed as Exhibit
           10.1 to Form S-1 filed January 26, 1994, Registration Statement No. 33-74436).
**10.2   - Warehouse Lease dated September 25, 1985, as amended by Addendum
           No. 1 dated September 25, 1985, as amended by Addendum No. 2 dated April 3, 1986, as amended by Addendum No. 3 dated October 14, 1988, as amended by Addendum No. 4 dated September 30, 1991, by and between Hillman Properties Northwest and VMG Enterprises, Inc. (Filed as
           Exhibit 10.13 to Form S-4 filed November 20, 1992, Registration Statement No. 33-54810).
**10.3   - Lease Agreement dated October 24, 1988, as amended by the First
           Lease Amendment dated November 13, 1989, as amended by the Second Lease Amendment dated August 2, 1990, as amended by the Third Lease Amendment dated February 4, 1991, as amended by the Fourth Lease Amendment dated November 18, 1991, as amended by the Fifth Lease Amendment dated September 1, 1992, as amended by the Sixth Lease Amendment dated November 1, 1997 by and between Willis Day Properties, Inc. and UltraCare Products, Inc. (Filed as Exhibit 10.24 to Form S-4 filed November 20, 1992, Registration Statement No. 33-54810).
**10.4   - Lease Agreement dated September 1, 1992, by and between Willis Day
           Properties, Inc. and UltraCare Products, Inc. (Filed as Exhibit
           10.25 to Form S-4 filed November 20, 1992, Registration Statement
           No. 33-54810).
**10.5   - Lease Contract dated July 6, 1992, between Puerto Rico Industrial
           Development Company and Hygienic Products International, Inc. (Filed as Exhibit 10.26 to Form S-4 filed November 20, 1992, Registration Statement No. 33-54810).
**10.6   - VRG Holding Corporation 1992 Incentive Stock Option Plan, as amended
           (Filed as Exhibit 10.14 to Amendment No. 1 to Form S-1 filed
           February 17, 1994, Registration Statement No. 33-74436).
**+10.7  - VRG Holding Corporation 1991 Nonqualified Stock Option Plan (Filed
           as Exhibit 10.15 to Form S-4 filed November 20, 1992, Registration Statement No. 33-54810).
**10.8   - Drypers 401(k) Plan (Filed as Exhibit 10.25 to Amendment No. 1 to
           Form S-1 filed February 17, 1994, Registration Statement No.
           33-74436).
**10.9   - Drypers Corporation 1994 Non-Employee Director Option Plan (Filed as
           Exhibit 10.2 to Form 10-Q filed August 4, 1995, Commission File No. 0-23422).
**10.10  - Form of Drypers Corporation 1995 Key Employee Stock Option Plan
           Nonqualified Stock Option Agreement (Filed as Exhibit 10.3 to Form 10-Q filed August 4, 1995, Commission File No. 0-23422).
**10.11  - Form of Drypers Corporation 1995 Key Employee Stock Option Plan
           Incentive Stock Option Agreement (Filed as Exhibit 10.4 to Form 10-Q filed August 4, 1995, Commission File No. 0-23422).
**+10.12 - Employment Agreement dated March 1, 1999, by and between Drypers
           Corporation and Walter V. Klemp.
**+10.13 - Employment Agreement dated March 1, 1999, by and between Drypers
           Corporation and Raymond M. Chambers.
**+10.14 - Consulting Agreement dated February 25, 1999, by and between Drypers
           Corporation and Terry A. Tognietti.
**+10.15 - Drypers Corporation Amended and Restated 1995 Key Employee Stock
           Option Plan. (Filed as Exhibit 10.28 to Amendment No. 1 to Form S-4 filed September 15, 1997, Registration Statement No. 333-34071).
**+10.16 - Drypers Corporation 1996 Non-Employee Director Stock Option Plan.
           (Filed as Exhibit 10.29 to Amendment No. 1 to Form S-4 filed September 15, 1997, Registration Statement No. 333-34071).
**+10.17 - First Amendment to Drypers Corporation Amended and Restated 1995 Key
           Employee Stock Option Plan. (Filed as Exhibit 10.30 to Amendment No. 1 to Form S-4 filed September 15, 1997, Registration Statement No. 333-34071).
**10.18  - First Amendment to Drypers Corporation 401(k) Plan (Filed as Exhibit
           4.24 to Form S-8, filed July 6, 1998, Registration No. 333-58553.) **10.19 - Second Amendment to Drypers Corporation 401(k) Plan (Filed as
           Exhibit 4.25 to Form S-8, filed July 6, 1998, Registration No. 333-58553.)
**10.20  - Amended and Restated Credit Agreement dated December 13, 1999, by and among Drypers Corporation, Fleet Capital Corporation, as Agent, and the lenders party thereto (Filed as Exhibit 10.1 to Form 8-K, filed January 13, 2000, Commission File No. 0-23422).
**10.21  - Term Loan Agreement dated December 13, 1999, by and among Drypers
           Corporation, Davidson Kempner Service Company, LLC, as Agent, and
           the lenders party thereto (Filed as Exhibit 10.2 to Form 8-K, filed January 13, 2000, Commission File No. 0-23422).
 *13.1   - Annual Report on Form 10-K for the fiscal year ended December 31,
           1999.
 *13.2   - Quarterly Report on Form 10-Q for the three months ended March 31,
           2000.
 *23.1   - Consent of Arthur Andersen LLP.

---------------

* Filed herewith.
** Incorporated by reference to the filing indicated.
*** To be filed by amendment.
+ Management contract or compensatory plan or arrangement.

Item 17. Undertakings

      (a) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on this 23rd day of May, 2000.

                                          DRYPERS CORPORATION

                                          /s/ Walter V. Klemp
                                          -------------------------------------
                                          Walter V. Klemp

                                          Chairman and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                     TITLE                       DATE
          ---------                     -----                       ----

   /S/ WALTER V. KLEMP          Chief Executive Officer,         May 23, 2000
  --------------------------    Chairman of the Board
      Walter V. Klemp           and Director (Principal
                                Executive Officer)

   /S/ JONATHAN P. FOSTER       Chief Financial Officer          May 23, 2000
   -------------------------    and Executive Vice
       Jonathan P. Foster       President (Principal
                                Financial Officer and
                                Principal Accounting
                                Officer)

   /S/ RAYMOND M. CHAMBERS      Chief Operating                  May 23, 2000
   -------------------------    Officer and Director
      Raymond M. Chambers


   /S/ NOLAN LEHMANN            Director                         May 23, 2000
   -------------------------
       Nolan Lehmann

   /S/ GARY L. FORBES           Director                         May 23, 2000
   -------------------------
       Gary L. Forbes

                               INDEX TO EXHIBITS

 **4.1   - Form of Common Stock Certificate (Filed as Exhibit 4.2 to Form S-1
           filed January 26, 1994, Registration Statement No. 33-74436).
 **4.2   - Forms of Warrants (Filed as Exhibit 4.37 to Form S-1 Filed October
           8, 1993, Registration Statement No. 33-70098).
**+4.3   - Form of Nonqualified Stock Option Agreement, as amended, entitling the persons listed on Schedule 4.9 to purchase an aggregate of 125,000 shares of Common Stock (Filed as Exhibit 4.9 to Amendment No. 1 to Form S-1 filed February 17, 1994, Registration Statement No. 33-74436).
**+4.4   - Form of Nonqualified Stock Option Agreement, as amended, entitling the persons listed on Schedule 4.10 to purchase an aggregate of 93,750 shares of Common Stock (Filed as Exhibit 4.10 to Amendment No. 1 to Form S-1 filed February 17, 1994, Registration Statement No. 33-74436).
**+4.5   - Form of Nonqualified Stock Option Agreement dated April 9, 1993, entitling the persons listed on Schedule 4.11 to purchase an aggregate of 71,875 shares of Common Stock (Filed as Exhibit 4.11 to Form S-1 filed January 26, 1994, Registration Statement No. 33-74436).
**+4.6   - Form of Nonqualified Stock Option Agreement dated October 1, 1992, entitling the persons listed on Schedule 4.13 to purchase an aggregate of 45,000 shares of Common Stock (Filed as Exhibit 4.13 to Form S-1 filed January 26, 1994, Registration Statement No. 33-74436).
**+4.7   - Form of Nonqualified Stock Option Agreement dated December 31,
           1993, entitling the persons listed on Schedule 4.16 to purchase an aggregate of 31,250 shares of Common Stock (Filed as Exhibit 4.16 to Form S-1 filed January 26, 1994, Registration Statement No. 33-74436).
 **4.8   - Form of Investment and Stock Registration Agreement dated November
           10, 1992, by and among the Company and the persons listed on Schedule
           4.34 attached thereto (Filed as Exhibit 4.34 to Form S-4 filed November 20, 1992, Registration Statement No. 33-54810).
 **4.9   - Rights Agreement dated January 20, 1995 by and between Drypers
           Corporation and ChaseMellon Shareholder Services, L.L.C. (Filed as
           Exhibit 4.20 to Form 10-K filed March 31, 1997, Commission File No. 0-23422).
**4.10   - Rights Agreement Amendment dated as of February 26, 1996, by and between Drypers Corporation and ChaseMellon Shareholder Services, L.L.C. (Filed as Exhibit 4.20 to Form 10-K filed March 31, 1997, Commission File No. 0-23422).
**4.11   - Indenture dated as of June 15, 1997, between Drypers Corporation and Bankers Trust Company, as Trustee (Filed as Exhibit 4.1 to Form 10-Q filed August 12, 1997, Commission File No. 0-23422).
**4.12   - First Supplemental Indenture dated as of March 6, 1998, between
           Drypers Corporation and Bankers Trust Company, as Trustee. (Filed as
           Exhibit 4.16 to Form 10-K filed March 20, 1998, Commission File No. 0-23422).
***5.1   - Opinion of Fulbright & Jaworski LLP regarding common stock.
**+10.1  - Form of Indemnity Agreement dated August 2, 1991, by and between the Company and the persons listed on Schedule 10.1 (Filed as Exhibit
           10.1 to Form S-1 filed January 26, 1994, Registration Statement No. 33-74436).
**10.2   - Warehouse Lease dated September 25, 1985, as amended by Addendum
           No. 1 dated September 25, 1985, as amended by Addendum No. 2 dated April 3, 1986, as amended by Addendum No. 3 dated October 14, 1988, as amended by Addendum No. 4 dated September 30, 1991, by and between Hillman Properties Northwest and VMG Enterprises, Inc. (Filed as
           Exhibit 10.13 to Form S-4 filed November 20, 1992, Registration Statement No. 33-54810).
**10.3   - Lease Agreement dated October 24, 1988, as amended by the First
           Lease Amendment dated November 13, 1989, as amended by the Second Lease Amendment dated August 2, 1990, as amended by the Third Lease Amendment dated February 4, 1991, as amended by the Fourth Lease Amendment dated November 18, 1991, as amended by the Fifth Lease Amendment dated September 1, 1992, as amended by the Sixth Lease Amendment dated November 1, 1997 by and between Willis Day Properties, Inc. and UltraCare Products, Inc. (Filed as Exhibit 10.24 to Form S-4 filed November 20, 1992, Registration Statement No. 33-54810).

**10.4   - Lease Agreement dated September 1, 1992, by and between Willis Day
           Properties, Inc. and UltraCare Products, Inc. (Filed as Exhibit
           10.25 to Form S-4 filed November 20, 1992, Registration Statement No. 33-54810).
**10.5   - Lease Contract dated July 6, 1992, between Puerto Rico Industrial
           Development Company and Hygienic Products International, Inc. (Filed as Exhibit 10.26 to Form S-4 filed November 20, 1992, Registration Statement No. 33-54810).
**10.6   - VRG Holding Corporation 1992 Incentive Stock Option Plan, as amended
           (Filed as Exhibit 10.14 to Amendment No. 1 to Form S-1 filed February 17, 1994, Registration Statement No. 33-74436).
**+10.7  - VRG Holding Corporation 1991 Nonqualified Stock Option Plan (Filed
           as Exhibit 10.15 to Form S-4 filed November 20, 1992, Registration Statement No. 33-54810).
**10.8   - Drypers 401(k) Plan (Filed as Exhibit 10.25 to Amendment No. 1 to
           Form S-1 filed February 17, 1994, Registration Statement No.
           33-74436).
**10.9   - Drypers Corporation 1994 Non-Employee Director Option Plan (Filed as
           Exhibit 10.2 to Form 10-Q filed August 4, 1995, Commission File No. 0-23422).
**10.10  - Form of Drypers Corporation 1995 Key Employee Stock Option Plan
           Nonqualified Stock Option Agreement (Filed as Exhibit 10.3 to Form 10-Q filed August 4, 1995, Commission File No. 0-23422).
**10.11  - Form of Drypers Corporation 1995 Key Employee Stock Option Plan
           Incentive Stock Option Agreement (Filed as Exhibit 10.4 to Form 10-Q filed August 4, 1995, Commission File No. 0-23422).
**+10.12 - Employment Agreement dated March 1, 1999, by and between Drypers
           Corporation and Walter V. Klemp.
**+10.13 - Employment Agreement dated March 1, 1999, by and between Drypers
           Corporation and Raymond M. Chambers.
**+10.14 - Consulting Agreement dated February 25, 1999, by and between Drypers
           Corporation and Terry A. Tognietti.
**+10.15 - Drypers Corporation Amended and Restated 1995 Key Employee Stock
           Option Plan. (Filed as Exhibit 10.28 to Amendment No. 1 to Form S-4 filed September 15, 1997, Registration Statement No. 333-34071).
**+10.16 - Drypers Corporation 1996 Non-Employee Director Stock Option Plan.
           (Filed as Exhibit 10.29 to Amendment No. 1 to Form S-4 filed September 15, 1997, Registration Statement No. 333-34071).
**+10.17 - First Amendment to Drypers Corporation Amended and Restated 1995 Key
           Employee Stock Option Plan. (Filed as Exhibit 10.30 to Amendment No. 1 to Form S-4 filed September 15, 1997, Registration Statement No. 333-34071).
**10.18  - First Amendment to Drypers Corporation 401(k) Plan (Filed as Exhibit
           4.24 to Form S-8, filed July 6, 1998, Registration No. 333-58553.) **10.19 - Second Amendment to Drypers Corporation 401(k) Plan (Filed as
           Exhibit 4.25 to Form S-8, filed July 6, 1998, Registration No. 333-58553.)
**10.20  - Amended and Restated Credit Agreement dated December 13, 1999, by and among Drypers Corporation, Fleet Capital Corporation, as Agent, and the lenders party thereto (Filed as Exhibit 10.1 to Form 8-K, filed January 13, 2000, Commission File No. 0-23422).
**10.21  - Term Loan Agreement dated December 13, 1999, by and among Drypers
           Corporation, Davidson Kempner Service Company, LLC, as Agent, and the lenders party thereto (Filed as Exhibit 10.2 to Form 8-K, filed January 13, 2000, Commission File No. 0-23422).
 *13.1   - Annual Report on Form 10-K for the fiscal year ended December 31,
           1999.
 *13.2   - Quarterly Report on Form 10-Q for the three months ended March 31,
           2000.
 *23.1   - Consent of Arthur Andersen LLP.

---------------

* Filed herewith.
** Incorporated by reference to the filing indicated.
*** To be filed by amendment.
+ Management contract or compensatory plan or arrangement.